Exhibit 21
CA, INC.
Subsidiaries of the Registrant
The following is a list of subsidiaries of the Registrant, omitting subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Automic Holding GmbH	Austria
CA Canada Company	Canada
CA Europe Holding B.V.	Netherlands
CA Europe Sarl	Switzerland
CA Foreign Spain, S.L.U.	Spain
CA Foreign, Inc.	Delaware
CA Global Holdings	Bermuda
CA Marketing Corporation	Delaware
CA Software Holding B.V.	Netherlands
Computer Associates Holding 4 B.V.	Netherlands
Computer Associates Holding Limited	United Kingdom
Computer Associates Luxembourg S.a.r.l.	Luxembourg
Veracode, Inc.	Delaware